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                          June 14, 2022

       Manuel C. Alves Aivado, M.D., Ph.D.
       President and Chief Executive Officer
       Aileron Therapeutics, Inc.
       285 Summer Street, Unit 101
       Boston, MA 02210

                                                        Re: Aileron
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 8, 2022
                                                            File No. 333-265470

       Dear Dr. Aivado:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Craig Hilts, Esq.